Exhibit 99.1

Vasta Platform Limited Announces
Closing of Initial Public Offering

August 4, 2020 — Vasta Platform Limited (NASDAQ: VSTA) today announced the closing of its initial public offering of 18,575,492 of its Class A common shares at a public offering price of $19.00 per share. Vasta estimates the net proceeds to it from the offering to be approximately US$333.5 million, after deducting underwriting discounts and commissions (before expenses). The shares began trading on the Nasdaq Global Select Market on July 31, 2020, under the symbol “VSTA.”

In connection with the offering, Vasta has granted the underwriters a 30-day option from July 30, 2020, to purchase up to an additional 2,786,323 Class A common shares at the initial public offering price less the underwriting discount.

Goldman Sachs & Co. LLC, BofA Securities, Inc., Morgan Stanley & Co. LLC and Itau BBA USA Securities, Inc. are acting as Global Coordinators in this offering, and Goldman Sachs & Co. LLC, BofA Securities, Inc., Morgan Stanley & Co. LLC, Itau BBA USA Securities, Inc., UBS Investment Bank and Banco Bradesco BBI S.A. are acting as Joint Bookrunners of this Offering.

A copy of the final prospectus related to the offering may be obtained from: Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, New York 10282, telephone: 1-866-471-2526, facsimile: 212-902-9316 or by emailing prospectus-ny@ny.email.gs.com; BofA Securities, Attention: Prospectus Department, NC1-004-03-43, 200 North College Street, 3rd floor, Charlotte NC 28255-0001, or by emailing dg.prospectus_requests@baml.com; Morgan Stanley, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, New York 10014; Itaú BBA, 540 Madison Avenue 24th Floor, New York, New York 10022, Attention: Equity Sales Desk, telephone: 1-212-710-6756 or by emailing roadshowdesk@itaubba.com; UBS Investment Bank, Attention: Prospectus Department, 1285 Avenue of the Americas, New York, New York 10019, telephone: (888) 827-7275 or by emailing ol-prospectusrequest@ubs.com; or Banco Bradesco BBI S.A., Avenida Presidente Juscelino Kubitschek 1.309, 10º andar, CEP 04543- 011, São Paulo, SP, Brazil.

A registration statement on Form F-1 relating to these securities has been filed with, and declared effective by, the U.S. Securities and Exchange Commission (“SEC”). Copies of the registration statement can be accessed through the SEC’s website at www.sec.gov. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Vasta

Vasta is a leading, high-growth education company in Brazil powered by technology, providing end-to-end educational and digital solutions that cater to all needs of private schools operating in the K-12 educational segment, ultimately benefiting all of Vasta’s stakeholders, including students, parents, educators, administrators and private school owners. Vasta’s mission is to help private K-12 schools to be better and more profitable, supporting their digital transformation. Vasta believes they are uniquely positioned to help schools in Brazil undergo the process of digital transformation and bring their education skill-set to the 21st century. Vasta promotes the unified use of technology in K-12 education with enhanced data and actionable insight for educators, increased collaboration among support staff and improvements in production, efficiency and quality.

Contact

Investor Relations

ri@somoseducacao.com.br